Exhibit 99.1

24 May 2018
National Grid plc ('National Grid')
Director's Other Appointment
In accordance with Listing Rule 9.6.14(2), National Grid notes that Amanda Mesler, a Non-executive Director, will be appointed as Chief Executive Officer of Earthport plc with effect from 1 July 2018.
Contact: Ceri James, Assistant Company Secretary (+44 20 7004 3116)